SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Presentation dated March 31, 2005, entitled, “Adoption of International Financial Reporting Standards (IFRSs).”

Item 1

Adoption of International Financial Reporting Standards (IFRSs)

31st March 2005

DISCLAIMER (I)

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

DISCLAIMER (II)

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the year ended 31 December 2005 and it has not been audited. In this respect, all of the following should be noted:

This information has been prepared on the assumption that current IFRSs will all be timely endorsed by the European Commission (EC). The failure of the EC to endorse some of these standards and interpretations could result in the need to make changes to the information presented in this document.

Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years beginning on or after 1 January 2005.

IFRSs have recently undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to fact patterns not specifically addressed by IFRSs.

Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the Repsol YPF Group for the preparation of the information contained in this document.

As a result of all of the above, it is possible that further changes might be required to this information before it is published as comparative financial information in the 2005 Annual Report of the Repsol YPF Group.

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

IV. Income Statement

V. Balance Sheet at 31 December 2004

VI. Financial structure and debt ratio

VII. Profitability ratios

VIII. Tax Rate

IX. Conclusions

I.- INTRODUCTION

Considerations

Mandatory adoption of IFRSs for the consolidated financial statements of listed companies starting as of 2005 (Rule CE no. 1,606/2002)

Accounting under different accounting principles (GAAP):

Local: individual accounts (with tax implications) IFRSs: consolidated accounts US GAAP reconciliation: for SEC purposes

Convergence of IFRSs / US GAAP could lead to future simplification of obligations.

I.- INTRODUCTION

IFRS Adoption Process

Initial decisions on accounting alternatives

Opening Balance Sheet adjusted at the transition date 1/1/04

2004 Financial Statements: Income statement Balance Sheet at 31/12/04

2005 Financial Statements:

First year of IFRSs application

2004: For comparison purposes

2005: Preparation of Consolidated Financial Statements audited under IFRSs

I.- INTRODUCTION

Accounting vs. Economic impacts

New accounting metrics:

Repsol YPF particularly affected:

Key magnitudes:

Initial net worth

Net income

Ratios with accounting values:

Debt Ratio

ROCE, ROE

Major reclassifications: preference shares and extraordinary items

IFRSs do not have an impact on cash flows. Therefore, the following will not imply any changes:

Strategy Valuation

Financial strength

Objectives will need to be restated according to new accounting magnitudes

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

IV. Income Statement

V. Balance Sheet at 31 December 2004

VI. Financial structure and debt ratio

VII. Profitability ratios

VIII. Tax Rate

IX. Conclusions

II.- ACCOUNTING ALTERNATIVES

Initial decisions (I)

1.- Valuation of:

Property, plant and equipment

Intangible assets Investment property

2.- Adoption of IAS 32 and 39

3.- Consolidation methods

Book value at transition date. Henceforth at cost value

Applicable as of transition date

Proportionate consolidation for jointly controlled companies and joint ventures

II.- ACCOUNTING ALTERNATIVES

Initial decisions (II)

4.- Business combinations

5.- Cumulative translation differences

6.- Pension Plans

No restatement at transition date

Zero at transition date

Fully expensed No impact

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

IV. Income Statement

Balance Sheet at 31 December 2004

Financial structure and debt ratio

Profitability ratios

Tax Rate

IX. Conclusions

III.- OPENING BALANCE SHEET

Assets at 1 January 2004

Million €

Spanish GAAP Adjustments IFRSs

Non-current assets

Property, plant, and equipment 19,471 (316) 19,155

Goodwill 2,496 462 2,958

Other intangible assets 992 (348) 644

Holdings in companies carried by the equity method 577 (98) 479

Other non-current assets 2,493 (353) 2,140

26,029 (653) 25,376

Current Assets

Inventories 2,109 9 2,118

Accounts receivable 4,617 136 4,753

Temporary cash investments and cash on hand and at banks 5,278 76 5,354

12,004 221 12,225

TOTAL ASSETS 38,033 (432) 37,601

III.- OPENING BALANCE SHEET

Equity & Liabilities at 1 January 2004

Million €

Spanish GAAP Adjustments IFRSs

Share capital 1,221 - 1,221

Retained earnings 17,061 (4,650) 12,411

Translation differences (4,650) 4,650 -

Transition reserves n.a. (2,791) (2,791)

Equity atributtable to equity holders of the parent 13,632 (2,791) 10,841

Minority interests 4,054 (3,693) 361

Total equity 17,686 (6,484) 11,202

Non-current liabilities

Preference shares n.a. 3,454 3,454

Non-current debt 6,454 833 7,287

Deferred tax liabilities 674 2,401 3,075

Other non-current liabilities 3,034 (593) 2,441

10,162 6,095 16,257

Current liabilities

Current debt 4,369 (174) 4,195

Other current liabilities 5,816 131 5,947

10,185 (43) 10,142

-

TOTAL EQUITY AND LIABILITIES 38,033 (432) 37,601

III.- OPENING BALANCE SHEET: Main impacts

Changes in net attributable equity

14.000

12.000

Million €

13,632

-2,546 +485

-630

+77

-177

10,841 0

Spanish GAAP

Taxes

Exchange rates effects

Impairment

Derivatives

Other

IFRSs

III.- OPENING BALANCE SHEET: Main impacts

IAS 12: Income Taxes (I)

Euro Million

THE DEFERRED TAX ADJUSTMENT IS EQUIVALENT TO 91% OF THE NET ATTRIBUTABLE EQUITY ADJUSTMENT

ADJUSTMENTS FOR DEFERRED

TAXES (2,546)

NET EQUITY ADJUSTMENTS

(2,791)

III.- OPENING BALANCE SHEET: Main impacts

IAS 12: Income Taxes (II)

Book value: Used for calculating depreciation in the Income Statement

Tax value: Used for calculating tax deductions

Creation of deferred tax= (Tax rate x difference)

Book Value Difference Tax Value

III.- OPENING BALANCE SHEET: Main impacts

IAS 12: Income Taxes (III)

Main reasons for creating the deferred tax:

Million €

Impact on Equity

Goodwill assigned to assets

(YPF, BPRY, Andina, and others) (1,346)

Difference between the functional currency and the local currency (the one used for tax calculations). Mainly affects YPF (1,192)

Other (8)

TOTAL ADJUSTMENTS ACCORDING

TO IAS 12: (2,546)

III.- OPENING BALANCE SHEET: Main impacts

IAS 21: Effects of changes in foreign exchange rates

YPF used two functional currencies during 2002 under Spanish GAAP (US Dollar and Peso) according to the nature of each specific business. Following IAS 21, a company cannot book its transactions in different currencies, making it mandatory to correct the impact at transition date.

Moreover, according to Spanish standards, an asymmetrical treatment is applied for translation differences and, in general, currency exchange gains may not be recorded until these are realized. IAS 21 establishes a symmetrical treatment.

Million €

Net impact on equity

YPF 2002 functional currency 456

Currency exchange gains 65

Other (36)

TOTAL ADJUSTMENTS ACCORDING

TO IAS 21 485

III.- OPENING BALANCE SHEET: Main impacts

IAS 36: Impairment of assets (I)

IAS 36 is more demanding than US GAAP

Previous criteria First Step Compares the sum of non-discounted cash flows with book value

If less

Second step

Compares the sum of discounted cash flows with book value

Provision for the difference

IAS 36

Single step

Compares the sum of discounted cash flows with book value *

If less

Provision for the difference

* According to the IAS 36 definition, the book value is compared to the recoverable amount, which is the greatest of the value in use or the fair value less costs to sell.

III.- OPENING BALANCE SHEET: Main impacts

IAS 36: Impairment of assets (II)

The IAS 36 impairment test mainly affects assets with a very long useful life and significant assigned goodwill ( Loma la Lata, Ramos, etc):

Million €

Net impact on equity

YPF (upstream assets) (445)

Other upstream assets (131)

Downstream assets (54)

TOTAL IAS 36 RELATED ADJUSTMENTS (630)

IMPORTANT: It should be noted that these provisions are reversible under IFRSs (as in Spanish GAAP and unlike US GAAP)

III.- OPENING BALANCE SHEET: Main impacts

IAS 39: Financial instruments

According to IAS 39, all derivatives in the balance sheet must be valued at market prices. The impact on the Income Statement is minimized when hedge accounting can be applied.

Million €

Net impact on equity

Commercial transaction derivatives (141)

Financing transaction derivatives (36)

TOTAL IAS 39 RELATED ADJUSTMENTS (177)

III.- OPENING BALANCE SHEET: Main reclassifications

IAS 1, IAS 27, IAS 39

Million €

The main reclassifications resulting from IFRSs implementation are as follows: 1.- Reclassification of reserves:

Consolidation reserves (4,650)

Translation differences 4,650

2.- Classification of preference shares:

Minority interests (3,575)

Preference shares 3,575

3.- Incorporation of SPEs (mainly FOS contract related companies) in the Balance sheet:

Net financial debt 320

Non-cost bearing debt (304)

Other balance sheet lines (16)

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications IV. Income Statement V. Balance Sheet at 31 December 2004 VI. Financial structure and debt ratio VII. Profitability ratios VIII. Tax Rate IX. Conclusions

IV.- 2004 Income Statement

Reconciliation with pre-IFRSs format

Million €

Spanish GAAP Adjustments IFRSs

Exploration & Production 2,638 (293) 2,345

Refining & Marketing 1,629 (74) 1,555

Chemicals 253 5 258

Gas & Power 274 (10) 264

Corporate and other (247) (444) (691)

OPERATING INCOME 4,547 (816) 3,731

INTEREST INCOME / (EXPENSES) (287) (241) (528)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD 87 44 131

AMORTIZATION OF GOODWILL (176) 176 0

EXTRAORDINARY EXPENSE (682) 682 0

INCOME BEFORE INCOME TAX AND MINORITY INTERESTS 3,489 (155) 3,334

INCOME TAX (1,309) 339 (970)

INCOME AFTER INCOME TAX AND MINORITY INTERESTS 2,180 184 2,364

MINORITY INTERESTS (230) 208 (22)

NET INCOME ATRIBUTTABLE TO EQUITY HOLDERS OF THE PARENT 1,950 392 2,342

IV.- 2004 Income Statement

Summarized IFRSs format

Million €

2004

Exploration & Production 2,345

Refining & Marketing 1,555

Chemicals 258

Gas & Power 264

Corporate and other (691)

INCOME FROM ONGOING OPERATIONS BEFORE FINANCIAL EXPENSES 3,731

INTEREST INCOME / (EXPENSES) (528)

INCOME BEFORE TAXES FROM DISCONTINUED OPERATIONS 0

INCOME BEFORE TAXES AND INVESTEES 3,203

INCOME TAX (970)

SHARE IN THE INCOME OF COMPANIES CARRIED BY THE EQUITY METHOD 131

INCOME FOR THE PERIOD 2,364

MINORITY INTERESTS (22)

NET INCOME ATRIBUTTABLE TO EQUITY HOLDERS OF THE PARENT 2,342

IV.- 2004 Income Statement

Net Income reconciliation with IFRSs

Million €

2.400 2.100

1,950

+202

+303

+40

-132

-21

2,342 0

Spanish GAAP 1 Goodwill 2. Taxes 3. Amortization 4. Derivatives 5. Other IFRSs Net Net Income Income

(1) No goodwill amortization.

(2) Application of deferred taxes as of transition date.

(3) Impact on amortization from the impairment adjustment as at the transition date.

(4) Valuation of financial instruments according to IAS 39 (mainly derivatives that do not meet hedge accounting requirements). (5) Other impacts.

IV.- 2004 Income Statement

1.- No goodwill amortization

As of 1 January 2004, goodwill is no longer amortised but is subject to an impairment test at least once a year or more often if there are any indications of impairment. (IFRS 3, IAS 36).

The breakdown of goodwill according to IFRSs at 31 December 2004 is:

Million €

YPF 2,099

Gas Natural SDG 321

Repsol Combustiveis* 192

Refap 184

Service Stations Spain 103

Lipigas 77

Other companies 274

Total goodwill 3,250

* Pending definitive assignment

IV.- 2004 Income Statement

2.- Taxes

Million €

Reduction in 2004 of the deferred tax resulting from

the difference between the carrying value of assets and

liabilities according to their functional and local currency 112

Reduction in 2004 of the deferred tax

resulting from the tax impact on goodwill

assigned to assets: 165 112 26

YPF 117

BPRY 40

Other 8

Other 26

Total tax adjustments 303

IV.- 2004 Income Statement

3.- Amortization effects due to impairment of assets at transition date

Million €

Upstream assets:

YPF 23

Other 13

Downstream assets 4

TOTAL DEPRECIATION RELATED ADJUSTMENTS 40

IV.- 2004 Income Statement

4.- Valuation of financial instruments

Million €

Commercial operation derivatives (119)

Financing transaction derivatives (13)

TOTAL DERIVATIVE RELATED ADJUSTMENTS (132)

IV.- 2004 Income Statement

Effects in 2004 operating income

5.000 4.500 4.000 0

Million €

4,547

-672 63

-237 30

3,731

Spanish GAAP 1 Extraordinary 2 Amortization 3 Derivatives 4 Other IFRSs Operating Oper. Inc. items Inc.

(1) Reclassification of extraordinary items

(2) Impact on amortization from the impairment adjustment as at the transition date (3) Valuation of derivatives on commercial operations (4) Other impacts

IV.- 2004 Income Statement

Effects in 2004 financial expenses

500 350 0

287

156

20

35

Million €

528

Financial expenses. 1 Preference 2 Provisions 3 Forex gains 4 Other Financial expenses Spanish GAAP shares IFRSs

(1) Classification of preference shares

(2) Increase in provision value due to passage of time

(3) Effect of foreign exchange gains not accounted under Spanish GAAP (4) Other

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications IV. Income Statement V. Balance Sheet at 31 December 2004 VI. Financial structure and debt ratio VII. Profitability ratios VIII. Tax Rate IX. Conclusions

V.- BALANCE SHEET AT 31 DECEMBER 2004

Assets

Million €

Spanish GAAP Adjustments IFRSs

Non-current assets

Property, plant, and equipment 19,677 (146) 19,531

Goodwill 2,677 573 3,250

Other intangible assets 1,345 (657) 688

Holdings in companies carried by the equity me 382 28 410

Other non-current assets 2,736 53 2,789

26,817 (149) 26,668

Current Assets

Inventories 2,652 5 2,657

Accounts receivable 5,420 66 5,486

Temporary cash investments and cash on hand 4,054 (88) 3,966

12,126 (17) 12,109

TOTAL ASSETS 38,943 (166) 38,777

V.- BALANCE SHEET AT 31 DECEMBER 2004

Equity & Liabilities

Million €

Spanish GAAP Adjustments IFRSs

Share capital 1,221 - 1,221

Retained earnings 16,507 (4,497) 12,010

Translation differences (5,133) 4,650 (483)

Transition reserves n.a. (2,791) (2,791)

Net income attributable to equity holders of the parent 1,950 392 2,342

Equity atributtable to equity holders of the parent 14,545 (2,246) 12,299

Minority interests 4,036 (3,729) 307

Total equity 18,581 (5,975) 12,606

Non-current liabilities

Preference shares n.a. 3,459 3,459

Non-current debt 6,012 578 6,590

Deferred tax liabilities 736 2,110 2,846

Other non-current liabilities 4,216 (396) 3,820

10,964 5,751 16,715

Current liabilities

Current debt 3,434 13 3,447

Other current liabilities 5,964 45 6,009

9,398 58 9,456

TOTAL EQUITY AND LIABILITIES 38,943 (166) 38,777

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004

A. Main impacts

B. Main reclassifications

IV. Income Statement

V. Balance Sheet at 31 December 2004

VI. Financial structure and debt ratio

VII. Profitability ratios

VIII. Tax Rate

IX. Conclusions

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

It is important to be precise when discussing the impact of IFRSs on the financial structure and bear in mind that:

IFRSs define the concept of financial liability which includes, for example, trade payables.

IFRSs do not define the financial debt concept and, therefore, it seems reasonable to keep our previous definition.

IFRSs imply specific changes affecting the recognition and valuation of certain financial instruments that result in variations in the company’s debt; for example, the market valuation of derivatives (IAS 39) or the inclusion of SPEs debt (IAS 27).

IFRSs define the concept of equity, distinguishing between total and shareholders´equity, the difference being minority interest.

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Financial debt at 1 January 2004

Million €

Net debt: Spanish GAAP Adjustment IFRSs

Non-current debt 6,454 833 7,287

Current debt 4,369 (174) 4,195

Non-current financial assets (498) (11) (509)

Temporary cash investments and cash on hand and at banks (5,278) (76) (5,354)

5,047 572 5,619

Preference shares 3,575 (121) 3,454

Net debt + preference shares 8,622 451 9,073

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Financial debt at 31 December 2004

Million €

Net debt: Spanish GAAP Adjustment IFRSs

Non-current debt 6,012 578 6,590

Current debt 3,434 13 3,447

Non-current financial assets (472) (244) (716)

Temporary cash investments and cash on hand and at banks (4,054) 88 (3,966)

4,920 435 5,355

Preference shares 3,535 (76) 3,459

Net debt + preference shares 8,455 359 8,814

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Has Repsol YPF’s financial strength suffered any changes?

The financial strength of Repsol YPF is not affected by changes in accounting criteria.

IFRSs application, however, involves changes in the accounting ratios generally used to measure financial strength.

Consequently, since the financial reality does not change, it is necessary to modify reference levels to align them to the new “metrics”.

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Financial strength: General objective (Strategy Pres. Nov. 2003)

Our financial strength target remains unchanged

PRINCIPLES

Cost of capital optimisation Permanent access to capital markets

OBJECTIVE

Achieve the financial strength prior to the YPF acquisition

LONG-TERM DEBT RATIO OBJECTIVES

AA for the Repsol YPF Group

A ex Argentina

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Financial strength: Debt ratio targets (Strategy Pres. Nov. 2003)

TARGET RANGE

Ratio

42.9% (2001)

Net debt/ Book (Net debt + Pref.) / 29.2% (2002) capitalization Book capitalization

25%

40%

24.3% (2003, 3Q)

20.7% (2004, 4Q)

15%

30%

Long term

Medium term, while Argentina achieves sustained and recognised stability

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Comparable ratios under IFRSs: Repsol YPF (2004)

AAA AA A BBB BB B

18.9

12.8

EBITDA / Interest 25.3 16.9 8.5 5.4 3.2 1.7

coverage

100.2

60.9

FFO / Net Debt 214.2 65.7 42.2 30.6 19.7 10.4

Repsol YPF Ratios

Without preference shares

Including preference shares

VI.- FINANCIAL STRUCTURE AND DEBT RATIOS

Redefining net debt/Book capitalization objectives

Net Debt

Net Debt + Pref. shares

Spanish Spanish IFRSs GAAP IFRSs GAAP

25%

30%

40%

47%

20.7% (2004, 4Q)

24.8% (2004, 4Q)

35.6% (2004, 4Q)

40.8% (2004, 4T)

15%

20%

30%

37%

The exact translation of indicative ranges results in the following figures:

Net debt / Book capitalization: 20.2% – 30.7%

(Net debt + Pref. shares) / Book capitalization: 37.5% – 47.5%

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

VI. IV. Income Statement

V. Balance Sheet at 31 December 2004

VI. Financial structure and debt ratio

VII. Profitability ratios

VIII. Tax Rate

IX. Conclusions

VII.- PROFITABILITY RATIOS

2004 ROACE according to different definitions – Spanish GAAP

20% 10% 0%

10,2%

12,0%

19,6%

20,0%

ROACE ROACE * ADJUSTED ROACE SECTOR ROACE

Analists estimates

* Excluding extraordinary items

VII.- PROFITABILITY RATIOS

Impact on profitability ratios (I)

The impact of IFRSs on return ratios is twofold:

1. Increase in NOPAT (income from operations after taxes)

2. Reduction in capital employed under Spanish GAAP

24000 22000 20000 18000 16000 14000 12000 10000

23,117

Changes in capital employed

-2,361 +456 -568

-137 +320

+21

20,848

Million €

Spanish Deferred Exchange Impairment Derivatives Cons. SPEs Other IFRSs GAAP taxes rate effects

VII.- PROFITABILITY RATIOS

Impact on profitability ratios (II)

20,0% 10,0% 0,0%

10.2%

12.0%

13.1%

15.4%

19.6%

ROACE ROACE * ROACE ROACE * ADJUSTED

ROACE

Spanish GAAP IFRSs * Excluding extraordinary items

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

IV. Income Statement

V. Balance Sheet at 31 December 2004

VI. Financial structure and debt ratio

VII. Profitability ratios

VIII. Tax Rate

IX. Conclusions

VIII.- TAX RATE

Impact on the effective tax rate

Effect in the tax rate

Reclassification of preference share dividends

Income from associates

Non-amortizable Goodwill

Deferred taxes relating to:

Fixed assets (for differences between functional and tax currencies)

VIII.- TAX RATE

Accounting of taxes paid in Libya

+ PBT = Net Inc.

+ PBT

- Corporate tax = Net Income

PBT Corp. tax Net Income

Previous criterion 2005 criterion 2005

VIII.- TAX RATE

Estimated tax rate according to the 2005 budget

40% 20% 0%

40%

34%

40%

Spanish GAAP IFRSs ex Libya IFRSs

I. Introduction

II. Accounting Alternatives

III. Opening Balance Sheet at 1 January 2004 A. Main impacts B. Main reclassifications

IV. Income Statement

Balance Sheet at 31 December 2004

Financial structure and debt ratio

Profitability ratios

Tax Rate

IX. Conclusions

VII.- CONCLUSIONS

Significant increase in net income, because of lower taxes and no goodwill amortization.

Significant equity adjustments at the transition date mainly because of the recognition of deferred taxes.

Preference shares move from Minority Interest to Non-current Liabilities.

Profitability ratios improve from higher NOPAT and lower Capital Employed.

Cash not affected by these adjustments and, consequently, no impact on solvency, financial profitability, value of assets, or Company’s strategy.

Adoption of International Financial Reporting Standards (IFRSs)

31st March 2005

Investor Relations

USA Spain 410 Park Avenue, Suite 440 Pº Castellana 278-280 New York 10022 28046 Madrid (Spain) Tlf: +1 212 588 1087 Tlf: 34 913 48 55 48 Fax: +1 212 355 0910 Fax: 34 913 48 87 77

E-mail: INVERSORES@repsolypf.com Website: www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 18, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer